Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Date: December 20, 2012

MEDIA:	Television
STATION:	CNBC
DATE:	12/20/12
TIME:	09:50 AM ET
PROGRAM:	Squawk on the Street

  David Faber, Co-Anchor:

We’re joined now by Jeff Sprecher—he is the CEO of the IntercontinentalExchange, of course—and Duncan Niederauer, CEO of the New York Stock Exchange. Big deal today under which ICE is acquiring the New York Stock Exchange in a cash and stock deal worth roughly $33—actually, a bit more now per New York Stock Exchange shares, given that ICE shares are actually up.

Gentlemen, nice to have you here on the floor. Duncan, let me start with you. My understanding is Mister Sprecher approached you a number of months ago; conversations began. When he approached you at that time, especially given the previous history where you’ve been part of a potential hostile for the New York Stock Exchange, why did you say, “All right, I’ll talk to this guy,” and what were you thinking when the approach was made?

  Duncan Niederauer, Chief Executive Officer and Director, NYSE Euronext:

Yes, so a lot of questions there. First of all, we’ve known each other for a long time. We like each other, and I think our attitude is business first, right? So, it was business last year. I understood why Jeff was doing what he was doing. He understood why we were trying to do what we were trying to do. We’ve been friends; we stayed friends. And, if we put our shareholder value creation hats on, this was an easy discussion to have, right? We always thought we would be good partners for each other and the timing was finally right, so this was very friendly.

  Faber:

Why was the timing right?

  Niederauer:

I think, from our point of view, the timing’s everything in all this stuff, right? We both tried, in the last 12 to 15 months, to do other things, to change the trajectory of our companies. They hadn’t been successful. That doesn’t mean you shy away from continuing to try, and we thought the complementary nature of the two portfolios, this was something we’ve talked about on our board for a long time as a possibility. And when it was presented, it was pretty easy to digest, and I think, in the environment we’re in now where scale continues to be imperative and we both thought consolidation was inevitable, why not try to team up and see if we can do it?

  Faber:

Now, your shareholders, today, are rewarding you. The stock is actually up, but there are some questions, Jeff, about your multiple, given what may be slower growth that was a result of this deal. How do you answer those?

  Jeff Sprecher, Founder and Chief Executive Officer, IntercontinentalExchange:

Well, we are a growth company in the way we act and the kind of shareholders that hold us, and what we see is a tremendous amount of value that’s inside the New York Stock Exchange. To us, we’re looking at equity trading that’s at recent historic lows. We see a lot of money on the sidelines that’s waiting to come back in once we have better policy, once we have a little more certainty in the world. We also see that we’re in a zero-interest-rate environment, and interest rates is a big part of the trading at NYSE Euronext.

  Faber:

And interest rates are a big part of this deal, in some way. Why is that?

  Sprecher:

Because, if you look at sort of the largest asset classes that trade, in addition to stocks, many people don’t realize that interest rates are traded a lot. Obviously, we’re hearing about LIBOR in the news these days; we know we’ve got these liquidity policies going on that are keeping interest rates low, but eventually, people are going to have to manage interest rate risk as those interest rates rise. We want to get ourselves positioned for what we think is an eventual growth and take advantage of it. I said, on my call this morning with my shareholders, we want to spring-load this company so that, as these trends come back into the market, we can really accelerate.

  Faber:

What does that mean by “spring-loading”?

  Sprecher:

It means that we’ve gotta get ourselves organized; we’ve gotta plan on how we’re going to come together. We’ve been working out for quite a while on how these businesses could join each other. We think we can effect that pretty quickly. As you know Duncan quite well, he’s a straight shooter; we’ve been able to really lay out a roadmap that we think that we can effect. So, this isn’t a merger where we’re hoping that certain things will happen. We really have a strong plan on how we’re going to take costs out, how we’re going to integrate the businesses, and how we’re going to be prepared for the next business cycle.

  Faber:

I know Jeff, as well, is a pretty straight shooter, Duncan. But, you know, they’ve done an awful lot of deals, and there are a lot of companies we hear about—integrating deals is very, very important. What gives you the confidence on their past deal-making and the integrations they’ve done that this can work as well?

  Niederauer:

I think it starts, always, with people. I think the track record is interesting, and both of us, I think, certainly, have a good track record of integrating businesses. I think the challenge is it starts with people. If the two of us believe, and we have the same plan and we cascade that to the people, which we’ve already done, you’re not going to find a lot of daylight between the two of us. We’ve always thought consolidation of the derivatives platform was important. It solves a big, complex issue for us on the clearing side to combine our interest rate complex with ICE’s largely energy and commodities platform, and we’re both very committed to just keeping the NYSE floor, keeping the NYSE brand, continuing to have New York be one of the focal points of the company, and it’s going to be like any other multinational company. We’re going to have a big presence in a lot of places. Given that the two of us are already on the same page, I’m not that worried about the integration risk at all. I don’t know; I think you agree with that, right?

  Sprecher:

Totally agree.

  Faber:

You’re confident that you can get this done. Now, Atlanta, New York—which is it really going to be? Where is the real power of this company going to lie?

  Sprecher:

Well, first of all, ICE has a very big footprint in New York. I happen to live in Atlanta, but I’m here every week, so we run a global company where the CEO moves around.

  Faber:

You do know this is the financial capital? [Laughs]

  Sprecher:

It is, and if you, by the way, ever want to own a…

  Faber:

No offense to Atlanta.

  Sprecher:

If you ever want to own a brand in the financial services industry, this is the brand. And I do come from Atlanta, where Coca-Cola and Home Depot and CNN and other strong brands reside, and so I realize the power of a brand. It matters here.

  Faber:

What gives you the confidence? Now, by the way, a $450 million cost synergy number is the one you’re using, but that includes the 150 million that you’ve already got underway, correct? So, am I fair to say 300 million is the real number in cost synergy?

  Sprecher:

Well, I think, in fairness, we’re looking at what Duncan and his team are doing, and we can re-jigger some of the parts and things that they’re doing to make it much more certain that that 150 that they’re already working on will come out of the deal. So, in fairness, I don’t think the market has rewarded NYSE Euronext for the cost savings that they’ve planned. I think, as we articulate how we can do that together, the market’s gonna see that these are actually real and can come out quickly and easily.

  Faber:

How many jobs cuts are we potentially talking about, Duncan?

  Niederauer:

We know we’re going to be asked that a lot, and if you think about it, because of the complementary nature of the portfolios, ICE isn’t in the businesses that we’re standing in the middle of right here, so very little in that business. ICE isn’t in the businesses of the European equities business, so you would assume a lot—as I said to my own team this morning, obviously, combining the two derivatives platforms in Europe, there’s a big cost takeout there. It’s the 150 we’ve already got, and a lot of the other things comes not so much from job cuts but, for example, we don’t know need two boards; we don’t need two auditors; we don’t need two this; we don’t need two that. You’ll find a lot of the corporate costs will just naturally fall out as they would in any merger, right? So, I don’t think you’re going to hear us talking much about job cuts, particularly over here, because it’s not going to be about that, and I think that’s an honest assessment of where we are right now.

  Faber:

Would you agree with that?

  Sprecher:

Absolutely.

  Faber:

People here, they shouldn’t be worried?

  Sprecher:

They shouldn’t be worried. In fact, they should be thrilled. We are going to really use this now as a center of the brand of what we have. This is the most important brand, the most important business in the trading space. Very few of your audience probably have ever even heard of my company, frankly; nobody has not heard of the New York Stock Exchange. So, we think just that alone will help open global opportunities for us that ICE hasn’t seen before.

  Faber:

Gonna call the company a combined company in the New York Stock Exchange?

  Sprecher:

We don’t know what we’re going to combine it yet.

  Niederauer:

We don’t have a name for the combined company. I think we need…

  Faber:

You, with the names—you guys gotta—you know, we did this already.

  Sprecher:

We put our pencils down about an hour ago.

[Laughter]

  Faber:

Gentlemen, appreciate your time. Thank you.

  Niederauer:

Thanks a lot.

  Faber:

Jeff Sprecher and Duncan Niederauer.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.